Acuitive Technologies, Inc.

ANNUAL REPORT

50 Commerce Drive
Allendale, NJ 07401
2016612673
https://www.acuitivetech.com/

This Annual Report is dated April 30, 2026.

BUSINESS

Acuitive Technologies, Inc. is a privately held medical device manufacturer based in Allendale, New Jersey, founded in 2014. The company is committed to advancing orthopedic surgery by developing material science technologies and unique device designs that more effectively address the clinical problems facing current state-of-the-art orthopedic devices. Central to its innovation is CITREGEN®, a synthetic biomaterial designed on a molecular level to replicate the intrinsic cellular support network. CITREGEN's main component, citrate, is a naturally occurring metabolic molecule that plays important roles in natural tissue regeneration. Acuitive's current FDA-cleared product portfolio includes devices such as CITRELOCK® tendon fixation devices, CITREFIX® knotless suture anchors, and CITREGRAFT™ bone void fillers, all utilizing CITREGEN® technology. These products are designed to repair, regenerate, and resorb, aligning with the company's mission to deliver safe and effective orthopedic solutions through material advances and novel designs.

Company Intellectual Property

Acuitive Technologies has two license agreements executed in 2015 involving three universities (Northwestern University, University of Texas-Arlington, Penn State University) whereby the company has the exclusive rights in the musculoskeletal field of use to all citrate-based biomaterial intellectual property at that time, including granted patents, patent applications and know-how. The company has also secured exclusive rights on certain intellectual property developed by Penn State since the original agreement date. In 2022, the company executed a license agreement with the New Jersey Institute of Technology for the exclusive rights to intellectual property related to 3D printing of thermoset polymers for musculoskeletal applications. In addition, the company has developed its own intellectual property including proprietary manufacturing processes, granted patents and patent applications. The intellectual property, excluding proprietary manufacturing processes, is summarized below by entity:

Northwestern University   with 7 patents granted and no open filings.

Penn State University/UTA with 42 patents granted and 13 open filings

New Jersey Institute of Technology with 1 patent granted and no open filings.

Acuitive Technologies with 8 patents granted and 42 open filings.

Key Terms of License Agreements

PSU Agreement - The term of the license continues until the later of ten years after the first commercial sale or the expiration of the last licensed patent right. Acuitive is obligated to pay an annual license maintenance fee of thirty thousand dollars that is creditable against any royalties earned.. Royalties are due quarterly on sales of licensed products and services, ranging between two and four percent of net sales depending on intellectual property coverage and one milestone payment remains and is currently payable at one hundred thousand dollars. The company is responsible for the applicable patent prosecution costs. In the event of a company sale or initial public offering, the company is obligated to pay a one percent transaction fee based on aggregate consideration or pre-money valuation, respectively. If the company enters into a sublicense relationship with a third party, as defined in the agreement, the company must pay to PSU twenty-five percent of any consideration received. The company executed a settlement agreement with PSU in 2025 to resolve a dispute regarding compliance under the sublicense provision that obligates the company to pay five hundred thousand dollars by December 31, 2025 and one million dollars at the earlier of a liquidation event or December 31, 2027.

VesselTek Biomedical Agreement - The agreement remains in effect until the later of ten years after the first commercial sale or the expiration of the last licensed patent right. Acuitive is obligated to make minimum annual royalty payments of sixty thousand dollars. Royalties are due quarterly on sales of licensed products and services, ranging between two and one quarter and four and one half percent of net sales depending on intellectual property coverage. The company is responsible for the applicable patent prosecution costs. In the event of a company sale or initial public offering, the company is obligated to pay a one percent transaction fee based on aggregate consideration or pre-money valuation, respectively.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 20,000

Use of proceeds: Operating purposes
Date: May 01, 2025
Offering exemption relied upon: Employee common stock option exercise

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Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $20,780,435.00
Use of proceeds: Operating purposes
Date: December 18, 2023
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $9,500,000.00
Use of proceeds: Operating purposes
Date: April 18, 2021
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2025 was $2,764,358 compared to $5,280,992 in fiscal year 2024.
In 2025 and 2024, virtually all revenue consists of product sales to the Company's distribution partner who sells the product directly to the end customers. Product sales to our partner consist of three demand streams: consignment inventory to be placed with their sales force and customers, shelf stock and replacement inventory to replace product billed to customers. Revenue to our distribution partner in 2025 consisted primarily of replacement inventory sales and was not bolstered by a new product launch. Furthermore, our partner did not accept any shipments in the fourth quarter of 2025 due to their balance sheet metrics and this had a material negative impact on 2025 shipments. The Company's estimate of our distribution partner end customer sales

indicated their end customer sales in 2025 were relatively flat when comparing to their 2024 sales. Due to missing the Company's financing targets and delays in the commercial release of the new Citregraft synthetic bone graft system, the Company did not have any material direct sales to market that had been projected.

Cost of Sales

Cost of Sales for fiscal year 2025 was $2,070,406 compared to $3,926,011 in fiscal year 2024 and fairly consistent as a percentage of sales from year to year.

Gross Margins

Gross margins for fiscal year 2025 were $693,952. compared to $1,354,981 in fiscal year 2024. Gross margin percentages were 25% and 26%, respectively, with the difference a result of product sales mix.

Operating Expenses

Operating Expenses for fiscal year 2025 were $7,224,458 compared to $7,332,297 in fiscal year 2024. Research and Development 2024 expenses of $5,398,741 decreased 3.1% over 2024 and were the primary factor for the slight decrease in Operating Expenses. This was due to regulatory study costs decreasing in support of filed or pending FDA 510(k) filings for product clearances. Combined Selling, General and Administrative 2025 expenses of $1,825,716 remained relatively flat when compared to 2024.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. We anticipate projected sales direct to the market of FDA-cleared products and products to be cleared over the next twelve to eighteen months will generate higher gross margins for the Company in years 2026 and into 2027. During this period, Operating Expenses are projected to remain flat therefore the sales growth and flat expense will propel the Company to a positive operating cash flow run rate before leaving 2027. Past cash was primarily generated through Foot & Ankle product sales to our distribution partner, common stock equity investments by the Company founders and accredited investors, Series A preferred stock equity investments by a third-party family office, Company founders and accredited investors, debt from the Company founders, and non-dilutive funds from the Foot & Ankle distribution partner and a New Jersey Economic Development Authority program. The Company did not meet their 2025 financing target and continues to seek a minimum of $7,000,000 in equity financing. The completion of that financing will support additional FDA product clearances and support the sales growth necessary to reach an operating cash breakeven run rate in 2027.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $38,346.

Debt

Creditor: Alex I. Khowaylo
Outstanding balance: $2,462,755.00
Interest rate: 8%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: Alex I. Khowaylo
Outstanding balance: $1,264,137.00
Interest rate: 10%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: Alex I. Khowaylo
Outstanding balance: $254,015.00
Interest rate: 0%
Material terms: Frozen interest from debt converted to equity

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Creditor: Michael McCarthy
Outstanding balance: $1,570,300.00
Interest rate: 8%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: Michael McCarthy
Outstanding balance: $406,575.00
Interest rate: 10%
Material terms: Secured by NJEDA NOL sale program projected receipt. Interest calculated as of August 31, 2025

Creditor: Michael McCarthy
Outstanding balance: $319,432.00
Interest rate: 0%
Material terms: Frozen interest from debt converted to equity

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Creditor: David S. Washburn

Outstanding balance: $1,025,326.00
Interest rate: 8%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: David S. Washburn
Outstanding balance: $132,231.00
Interest rate: 0%
Material terms: Frozen interest from debt converted to equity

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Creditor: Citrate Innovations, LLC
Outstanding balance: $1,075,016.00
Interest rate: 8%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: Irene Khowaylo Revocable Trust
Outstanding balance: $305,608.00
Interest rate: 8%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: Irene Khowaylo Revocable Trust
Outstanding balance: $177,691.00
Interest rate: 10%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: Irene Khowaylo Revocable Trust
Outstanding balance: $321,970.00
Interest rate: 0%
Material terms: Frozen interest from debt converted to equity

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Creditor: Michael Khowaylo
Outstanding balance: $116,745.00
Interest rate: 8%
Material terms: Subordinated. Interest calculated as of August 31, 2025

Creditor: Michael Khowaylo
Outstanding balance: $50,000.00
Interest rate: 0%
Material terms: Frozen interest from debt converted to equity

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Creditor: James Malayter
Outstanding balance: $63,784.00
Interest rate: 0%
Material terms: Frozen interest from debt converted to equity

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David S. Washburn

 David S. Washburn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Member of the Board of Directors, Chief Operating Officer and Chief Financial Officer
• Dates of Service: November 2013 — Present
• Responsibilities: Responsible for the manufacturing, financial and back-office support functions and work with the CEO on strategic planning and the business plan.

Name: Michael P. McCarthy

 Michael P. McCarthy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Chairman of the Board of Directors & CEO
• Dates of Service: November 2013 — Present
• Responsibilities: Developing strategic plans, managing the business development, marketing and sales efforts, working with the company CFO to present the business prospects to potential investors.

Other business experience in the past three years:

• Employer: Extremity Medical
Title: Member of the Board of Directors
Dates of Service: August 2017 — June 2024
Responsibilities: Provide industry advice, networking opportunities and input to company strategic plans

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Name: William R Hagaman Jr

 William R Hagaman Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Member of the Board of Directors
• Dates of Service: December 2024 — Present
• Responsibilities: Assist with company funding, networking with medtech investors, review and approve strategic plans, annual budget and business objectives

Other business experience in the past three years:

• Employer: Withum Smith + Brown P.A
Title: Managing Partner and CEO
Dates of Service: October 2010 — December 2022
Responsibilities: Developing strategies and overseeing operating business
• Employer: GenHenn Capital
Title: COO
Dates of Service: December 2022 — Present
Responsibilities: Management of family office, oversee investment policies and investments

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Name: James E. Malayter

James E. Malayter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Member of the Board of Directors
• Dates of Service: November 2013 — Present
• Responsibilities: Share and advise on industry experience, review and approve strategic plans and business objectives

Other business experience in the past three years:

• Employer: Issuer
Title: Sr VP of Market Development
Dates of Service: January 2014 — January 2020
Responsibilities: Assisting with developing the commercial plan for CITREGEN technology

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Name: Gary P. Fischetti

Gary P. Fischetti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Member of the Board of Directors
• Dates of Service: April 2023 — Present
• Responsibilities: Provide strategic and financial networking within the medtech industry, review and approve strategic plans, budget and business objectives

Other business experience in the past three years:

• Employer: Orchid Orthopaedics
Title: Chairman of the Board
Dates of Service: June 2020 — Present
Responsibilities: Chairman of contract manufacturing organization providing strategic and tactical input and support to the management team.

Name: Vincent A. Forlenza

 Vincent A. Forlenza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Member of the Board of Directors
• Dates of Service: April 2023 — Present
• Responsibilities: Provide strategic and financial networking within the medtech industry, review and approve strategic plans, budget and business objectives

Other business experience in the past three years:

• Employer: Becton Dickinson
Title: CEO
Dates of Service: October 2011 — January 2020
Responsibilities: Oversaw strategic global planning with a focus on significant acquisitions.. Becton Dickinson was subject to an SEC order regarding its disclosures associated with certain products during Vincent A. Forlenza's tenure as CEO.
• Employer: Moody's Corporation
Title: Chairman of the Board
Dates of Service: April 2023 — Present
Responsibilities: Establish management policies, overseeing governance and compliance, and making critical strategic decisions
• Employer: Lehigh University
Title: Chairman of the Board of Trustees
Dates of Service: July 2025 — Present
Responsibilities: Responsible for overall governance, strategic planning, advocacy, fundraising and ensuring mission and student needs are met

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Alex I. Khowaylo
Amount and nature of Beneficial ownership: 887,646
Percent of class: 14.8%

RELATED PARTY TRANSACTIONS

Name of Person: Alex I. Khowaylo
Relationship to Company: Family member
Nature / amount of interest in the transaction: 14.8% equity ownership, holder of $3,980,9078 of debt and related interest
Material Terms: Common and Series A Preferred Stock. See debt detail

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Name of Person: Irene Khowaylo Revocable Trust
Relationship to Company: Family member
Nature / amount of interest in the transaction: 8.5% equity ownership, holder of $805,269 of debt and related interest
Material Terms: Common and Series A Preferred Stock. See debt detail

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Name of Person: Michael Khowaylo
Relationship to Company: Family member
Nature / amount of interest in the transaction: 7.0% equity ownership, holder of $166,745 of debt and related interest
Material Terms: Common and Series A Preferred Stock. See debt detail

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Name of Entity: Citrate Innovations, LLC
Names of 20% owners: Alex I. Khowaylo and Michael Khowaylo
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Holder of $1,075,0160 of debt and related interest
Material Terms: See debt detail

Name of Person: Michael McCarthy
Relationship to Company: Officer
Nature / amount of interest in the transaction: 8.5% equity ownership, holder of $2,296,307 of debt and related interest
Material Terms: Common and Series A Preferred Stock. See debt detail

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Name of Person: David S. Washburn
Relationship to Company: Officer
Nature / amount of interest in the transaction: 6.9% equity ownership, holder of $1,157,557 of debt and related interest
Material Terms: Common and Series A Preferred Stock. See debt detail

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Name of Person: James Malayter
Relationship to Company: Officer
Nature / amount of interest in the transaction: 2.8% equity ownership, holder of $63,784 of frozen interest related to debt converted to equity
Material Terms: Common and Series A Preferred Stock. See debt detail

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Name of Person: Vincent Forlenza
Relationship to Company: Director
Nature / amount of interest in the transaction: 2.5% equity ownership
Material Terms: Series A Preferred Stock

Name of Person: William Hagaman
Relationship to Company: Director
Nature / amount of interest in the transaction: COO of GenHenn family office that has 7.7% equity ownership position
Material Terms: Series A Preferred Stock

Name of Entity: Citrate Innovations, LLC
Names of 20% owners: Alex I. Khowaylo and Michael Khowaylo
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Holder of $1,075,260 of debt and related interest
Material Terms: See debt detail

OUR SECURITIES

The Company has authorized Common Stock and Series A Preferred Stock.

Common Stock
• Authorized: 11,914,056
• Outstanding: 5,065,951
• Voting Rights: 1 vote per share.
• Material Rights: The total amount outstanding includes 9,929 shares to be issued pursuant to stock options reserved but unissued.

The total amount outstanding includes 1,005,071 shares to be issued pursuant to stock options issued.
Series A Preferred Stock
• Authorized: 4,335,944
• Outstanding: 3,381,084
• Voting Rights: 1 vote per share of Common Stock into which the shares are convertible. Please see voting rights of securities sold in this offering below.
• Material Rights: The total amount outstanding includes 131,700 shares to be issued pursuant to warrants issued.

The total amount outstanding does not include any Series A Preferred Stock that may be issued in connection with the Company's concurrent Reg D offering. See "Dilution" for additional information.

Investors in this offering will be required to sign onto an Investors' Rights Agreement and a Voting Rights Agreement. Some of the related material rights associated with such agreements are below. See exhibit F for copies of both agreements.

Voting rights of securities sold in this offering

Irrevocable Proxy and Power of Attorney. Each investor in this offering will constitute and appoint as the proxies of the party and grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Electing Holders, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes to increase authorized shares pursuant to Section 2 of the

Voting Agreement (See exhibit F) and votes regarding any Sale of the Company pursuant to Section 3 of the Voting Agreement, and shall authorize each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Voting Agreement, all of such party's Shares in favor of the increase of authorized shares described in Section 2 or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of the Voting Agreement or to take any action reasonably necessary to effect the Voting Agreement. The power of attorney granted thereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by the Voting Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof. Each party thereto shall revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until the Voting Agreement terminates or expires pursuant to Section 5 thereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than the Voting Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth therein.

Right of First Offer

Certain investors may have a Right of First Offer with respect to any future issuance of securities. Such Right of First Offer is granted to investors that hold at least 20% (currently 867,189 shares) of Registrable Securities ("Major Investor") (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof). No current holder qualifies as a Major Investor.

Registration Rights

Investors in this offering will be granted certain registration rights. See Exhibit F for details.

Dividends

Series A Preferred Stockholders are entitled to receive dividends before any dividends are distributed to common stockholders. However, the company is not obligated to pay dividends, and any decision to issue them is at the discretion of the company's board of directors. If dividends are declared, holders of Series A Preferred Stock must receive at least an equal amount to what is paid on each share of common stock, and in some cases, more.

Liquidation Rights

In the event that the company is sold, merged, dissolved, or otherwise liquidated, Series A shareholders have a liquidation preference. This means they are entitled to receive their original investment back (the "Original Issue Price") before any proceeds are distributed to holders of common stock. If there is not enough money to pay all shareholders in full, the available proceeds are distributed proportionally among Series A shareholders first, up to the full amount they are owed. Only after these investors are paid will the remaining funds, if any, be shared with common stockholders.

Conversion Rights

Investors holding Series A Preferred Stock have the option to voluntarily convert their shares into common stock at any time. The conversion rate is generally one-to-one, meaning each preferred share can become one share of common stock. Additionally, the stock automatically converts to common stock upon certain "qualified" events, such as an initial public offering (IPO) or a significant equity financing round, provided specific thresholds are met.

Anti-Dilution Rights

Another key protection for Series A shareholders is anti-dilution protection. If the company later issues new shares of stock at a lower price than what Series A investors originally paid, the conversion price of the preferred shares will adjust downward. This mechanism helps ensure that earlier investors don't see their ownership or economic value unfairly reduced due to future fundraising at lower valuations. The adjustment uses a weighted average method, which partially offsets the dilution rather than eliminating it entirely.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Specifically, the Company will be offering securities pursuant to A Regulation D offering concurrently with this regulation Crowdfunding raise. The Company will be selling Series A Preferred Stock at a price per share of $7.20. The shares that may be sold in this concurrent offering have not been taken into account in the price per share calculation of this offering and represent immediate dilution.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities

in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Series A Preferred Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Series A Preferred Stock stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series A Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we

must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

cuitive Technologies was formed on 07/26/2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Acuitive Technologies has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our business is regulated by the U.S. Food and Drug Administration and other jurisdictional bodies in the international markets that require all products be reviewed by them and gain clearance before products can be entered into the commercial market
Gaining clearance from the applicable jurisdiction to commercialize is required for our implantable medical devices and certain related instruments. This clearance often requires significant testing, time defined studies and substantial funds expenditure to prepare a product system filing for review and clearance by the jurisdiction. There are no assurances products in development or projected products will be cleared for commercialization in a timely manner.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Acuitive Technologies, Inc.

By /s/ *Michael McCarthy*

Title: CEO and Chairman

By /s/ *Michael McCarthy*

Name: Michael McCarthy

Title: CEO and Chairman

By /s/ *David S. Washburn*

Name: David S. Washburn

Title: CFO and Director

Exhibit A
FINANCIAL STATEMENTS

ACUITIVE TECHNOLOGIES, INC.
BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	Unaudited 2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 38,346	$ 53,204
Accounts receivable, net of allowance for doubtful accounts of $0	6,745	457,143
Inventory, net of reserves of $0	5,836,157	4,493,193
Prepaid expenses and other current assets	265,625	309,522
Total current assets	$ 6,146,873	$ 5,313,062
Property and equipment, at cost, net of accumulated depreciation of $1,376,669 and $1,345,250, respectively	$ 211,405	$ 192,277
Other assets:		
Right-of-use assets, net of accumulated amortization of $1,034,630 and $728,154, respectively	$ 289,114	$ 595,590
Security deposits	35,894	35,894
Total other assets	$ 325,008	$ 631,484
Total	$ 6,683,286	$ 6,136,823
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,577,743	$ 6,938,925
Royalty advances received	100,000	100,000
Notes payable	80,560	64,593
Notes payable – related parties	7,331,500	5,340,000
Lease liabilities – current	319,713	310,133
Total current liabilities	$ 15,409,516	$ 12,753,651
Non-current liabilities:		
Lease liabilities – non-current	$ -	$ 319,713
Total liabilities	$ 15,409,516	$ 13,073,364
Stockholders' equity (deficit):		
Common stock, $0.01 stated par value, 11,914,056 shares authorized; 4,050,951 and 4,030,951 shares issued and outstanding, respectively	$ 40,510	$ 40,310
Series A preferred stock, $.01 stated par value, 4,335,944 shares authorized; 3,350,390 and 2,749,382 shares issued and outstanding, respectively	33,504	27,494
Additional paid-in capital	52,131,561	47,492,800
Accumulated deficit	(60,931,805)	(54,497,145)
Total stockholders' equity (deficit)	$ (8,726,230)	$ (6,936,541)
Total	$ 6,683,286	$ 6,136,823

The accompanying notes are an integral part of these financial statements.

ACUITIVE TECHNOLOGIES, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Unaudited 2025	2024
Sales	$ 2,764,358	$ 5,280,992
Cost of sales	2,070,406	3,926,011
Gross profit	$ 693,952	$ 1,354,981
Operating expenses:		
Research and development expenses	$ 5,398,741	$ 5,569,929
Market and business development expense	480,205	440,604
General and administrative expenses	1,345,512	1,321,764
Total operating expenses	$ 7,224,458	$ 7,332,297
Loss from operations	$ (6,530,506)	$ (5,977,316)
Other income (expenses):		
Interest and other income	$ 1,110	$ 7,336
Interest (expense)	(643,873)	(674,117)
Sale of New Jersey tax benefits	740,609	182,742
Total other (expense)	$ 97,846	$ (484,039)
Loss before provision for corporate income taxes	$(6,432,660)	$(6,461,355)
Provision for corporate income taxes:		
Current	$ 2,000	$ 2,000
Net (loss)	$(6,434,660)	$(6,463,355)

The accompanying notes are an integral part of these financial statements.

ACUITIVE TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Unaudited 2025	2024
Cash flows from operating activities:		
Net loss	$(6,434,660)	$(6,463,355)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	91,111	66,384
Amortization of operating lease right-of-use asset	279,013	263,101
Compensation expense from stock options	422,454	419,376
Contracted service expense from stock options and warrants	83,284	83,284
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	386,496	586,642
(Increase) in other assets	(39,082)	(44,532)
(Increase) decrease in inventory	(1,328,773)	(1,639,364)
(Increase) decrease in prepaid expenses and other current assets	(18,819)	345,571
Increase in accounts payable and accrued expenses	809,491	2,983,798
(Decrease) in lease liability	(310,132)	(247,443)
Total adjustments	$ 375,043	$ 2,816,817
Net cash used in operating activities	$(6,059,617)	$(3,646,538)
Cash flows from investing activities:		
Purchases of property and equipment	$ (85,974)	$ (148,314)
Cash flows from financing activities:		
Proceeds from issuance of common & preferred stock	$ 4,397,754	$ 2,225,000
Principal payments on notes payable		0
Proceeds from issuance of convertible debt	0	0
Financing fee	(258,521)	(92,728)
Proceeds from promissory notes – related parties	2,431,500	1,245,000
Principal payments on promissory notes – related parties	(440,000)	0
Net cash provided by financing activities	$ 6,130,733	$ 3,377,272
Net decrease in cash and cash equivalents	$ (14,858)	$ (417,580)
Cash and cash equivalents, January 1,	53,204	470,784
Cash and cash equivalents, December 31,	$ 38,346	$ 53,204

The accompanying notes are an integral part of these financial statements.

ACUITIVE TECHNOLOGIES, INC.
UNAUDITED STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2025 AND 2024

| | Preferred Stock | | Common stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
December 31, 2023	2,163,271	$ 21,633	4,030,951	$ 40,310	$ 42,868,729	$ (48,033,790)	$ (5,103,118)
Net loss						(6,463,355)	$ (6,463,355)
Financing fee					(92,728)		$ (92,728)
Fair value of issued warrants					83,284		$ 83,284
Fair value of vested stock options					419,376		$ 419,376
Issuance of preferred stock (conversion)	277,084	2,771			1,992,229		$ 1,995,000
Issuance of preferred stock	309,027	3,090			2,221,910		$ 2,225,000
December 31, 2024	2,749,382	$ 27,494	4,030,951	$ 40,310	$ 47,492,800	$ (54,497,145)	$ (6,936,541)
Net loss						(6,434,660)	$ (6,434,660)
Financing fee					(258,521)		$ (258,521)
Fair value of issued warrants					83,284		$ 83,284
Fair value of vested stock options					422,454		$ 422,454
Issuance of common stock			20,000	200	99,800		$ 100,000
Issuance of preferred stock	601,008	6,010			4,291,744		$ 4,297,754
December 31, 2025	3,350,390	$ 33,504	4,050,951	$ 40,510	$ 52,131,561	$ (60,931,805)	$ (8,726,230)

1.   Summary of significant accounting policies:

Nature of business:

Acuitive Technologies, Inc. (or the "Company"), a New Jersey corporation formed in 2013, is a company engaged in improving medical device performance by using tissue regenerating material technologies and tissue preserving design innovation. The Company has secured exclusive world-wide licenses for material technologies used to improve medical device performance and patient outcomes. Research and business development includes applying the patented material technologies to specific products in industry and to validate the clinical and commercial viability. Acuitive Technologies, Inc. is located in Allendale, New Jersey.

Reclassifications:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

Revenue recognition and accounts receivable:

Revenues from contracts with customers are recognized when or as performance obligations have been satisfied. Revenues depict the transfer of promised goods to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Performance obligations are satisfied when goods are shipped from the Company's location. These goods are billed as they are shipped and recognized at a point in time. Milestone revenue is recognized at a point in time when the associated performance obligations have been satisfied. Licensing fee revenue is recognized at a point in time for licenses issued to use intellectual property or over time for licenses granted to access intellectual property. Sales-based royalty revenue is recognized at the later of when 1) the sales occur and 2) the associated performance obligation has been satisfied. Amounts received in advance of the performance period are recorded as deferred revenue.

The Company carries accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company will evaluate the accounts receivable and establish an allowance for doubtful accounts, when deemed necessary. This will be based on collections and current credit conditions. The Company's policy regarding past due receivables will vary depending on individual customer circumstances. A receivable is considered past due if payments have not been received by the Company for ninety (90) days. At that time, the Company will increase collection efforts through contacting the customer and possibly turning the account over for collection.

The Company uses an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information as an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost.

ACUITIVE TECHNOLOGIES, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

1. Summary of significant accounting policies: (continued)
    Revenue recognition and accounts receivable: (continued)
        The Company accounts for the allowance for doubtful accounts using the aging method, which is commonly used for estimating allowances on trade receivable. Under this method, the Company evaluates the collectability of the receivables by utilizing an aging analysis. The Company develops estimates of collectability of the receivables by aging bucket, which is based off among other things, past history and paid loss rates. At December 31, 2025 and 2025, the allowance for doubtful accounts is $0. There have been no losses on accounts receivable to date.

        The accounts receivable balances as of December 31, 2025 and 2024 are as follows:

	2025	2024
Accounts receivable	$ 6,745	$ 457,143
Less: allowance for doubtful accounts	0	0
Totals	$ 6,745	$ 457,143

        During September 2023, the Company entered an agreement with an outside service provider to factor its accounts receivable balance. The terms of the agreement allow for an advance rate of up to 90%, with fees ranging from 1.35% - 2.40% depending on number of days financed.

    Cash and cash equivalents:
        For purposes of the statements for cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2025 and 2024, the Company had no cash equivalents.

    Concentration of credit risk:
        The Company maintains its cash balance at a federally insured financial institution.   From time-to-time, the Company has on deposit amounts over the $250,000 federally insured limit at one financial institution. At December 31, 2025 and 2024, the uninsured balances were $0 and $0, respectively.

        The Company's accounts receivable is primarily from one customer under a distribution agreement. As of December 31, 2025 and 2024, the customer's accounts receivable balance was $4,878 and $455,125, respectively. The entire balance was collected subsequent to December 31, 2025.

1. Summary of significant accounting policies: (continued)

Inventory:

Inventory is stated at the lower of cost or market value. Raw materials are valued at purchase cost which approximates a first-in, first-out method. Appropriate materials, labor and overhead production costs from processing at different stages are included in work-in-process. Finished goods include the work-in-process inventory and the appropriate packaging materials, labor and overhead production costs. A reserve is recorded when appropriate to allow for valuation adjustments. The balances as of December 31, 2025 and 2024 consist of the following:

	2025	2024
Finished goods	$ 2,609,318	$ 980,227
Raw materials and packaging supplies	247,019	270,730
Work-in-process	2,979,820	3,242,236
Total inventory	5,836,157	4,493,193
Less: valuation reserve	0	0
Inventory – net	$5,836,157	$4,493,193

Shipping and handling costs:

Costs incurred for shipping and handling have been included in cost of sales.

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. The Company has a capitalization policy for items over $1,000. Additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the assets are expensed currently. Leasehold improvements are amortized over the shorter of the asset's useful life or the term of the related lease. Depreciation is recorded on straight-line methods over the useful lives of the assets as follows:

Office equipment and furniture	5 years
Machinery and equipment	5 years
Tools and dyes	3 years
IT equipment and software	3 years
Leasehold improvements	5 years or remaining lease term

Tangible assets that are purchased or acquired for research and development with alternative future uses are capitalized.

ACUITIVE TECHNOLOGIES, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

1. Summary of significant accounting policies: (continued)
   Leases:
   The company, as lessee, is required to recognize lease assets and lease liabilities on the balance sheet for all material leases with terms longer than twelve (12) months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income.

   The Company recognizes significant leasing arrangements as right-of-use ("ROU") assets and lease liabilities on the balance sheets.

   The Company determines whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset and the Company has the right to control the asset.

   ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide the lessor's implicit rate, the Company used the incremental borrowing rate, based on the weighted average discount rate, at the commencement date in determining the present value of lease payments. Lease terms include options to extend the lease when it is reasonably certain those options will be exercised. Leases with an initial term of twelve (12) months or less are not recorded on the balance sheets and the resulting lease expense is recognized on a straight-line basis over the lease term. Similarly, in the statements of income, lease expense for operating lease payments is recognized on a straight-line basis over the lease term. For finance leases, interest expense is recognized on the lease liability and the ROU asset is amortized over the lease term. At December 31, 2025 and 2024, the Company does not have any finance leases.

   The Company has established a policy not to recognize ROU assets and lease liabilities for short-term leases of machinery and equipment that have a lease term of twelve (12) months or less and leases of low-value assets, including office and telephone equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

   Research and development:
   Research and development includes costs incurred for development and are expensed as incurred.

1. Summary of significant accounting policies: (continued)

Income taxes:

In accordance with accounting standards, the Company recognizes tax benefits from an uncertain income tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards required by generally accepted accounting principles provide guidance on measurement, classification, interest and penalties associated with income tax positions and income tax disclosures. Through the year ended December 31, 2025, management is of the opinion that there are no uncertain income tax positions. Accordingly, the Company has recognized no adjustment for uncertain income tax positions as a result of this accounting standard.

The Company files income tax returns in the United States and in New Jersey. The Company's income tax filings are subject to audit by the various taxing authorities. The Company's open audit periods are 2022 through 2025.

The Company recognizes interest related to uncertain tax positions in interest expense and penalties in operating expenses. For the years ended December 31, 2025 and 2024, the Company recorded no interest or penalties related to uncertain tax positions.

Deferred income taxes are provided for temporary differences in reporting assets and liabilities for income tax and financial accounting purposes. These temporary differences arise primarily from 1) different methods of depreciation for financial statement purposes versus tax purposes, represented by a deferred income tax non-current liability; 2) certain accruals that are not deductible for tax purposes until paid; 3) providing an allowance for doubtful accounts on the reserve method for financial statement purposes versus the direct write-off method for tax purposes; 4) inventory reserves that are not deductible for tax purposes, 4) net operating loss carry forwards available to reduce future taxable income, and 5) research and development expenses that must be amortized for federal tax purposes beginning in 2022 represented by a deferred income tax asset. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Incremental costs of obtaining a contract for financing:
The Company includes the cost of obtaining financing contracts for equity instruments and convertible debt as reductions to additional paid-in-capital. Costs associated with future periods are deferred.

1. Summary of significant accounting policies: (continued)

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Stock based compensation:

The Company estimates the fair value of equity-based payment awards using an option-pricing model. The value of the awards expected to vest is recognized as expense over the requisite service periods. Forfeitures are recognized when they occur. For the years ended December 31, 2025 and 2024, the forfeited amounts were $0.

Date of management's review of subsequent events:

As required by accounting standards, the Company has evaluated subsequent events through April 28, 2026, which is the date the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2025 and 2024 have been incorporated into these financial statements.

2. Property and equipment:

As of December 31, 2025 and 2024, property and equipment consisted of the following:

	2025	2024
Office equipment and furniture	$ 185,726	$ 182,987
Machinery and equipment	853,243	812,169
Tools and dyes	203,742	210,566
IT equipment and software	80,717	70,259
Leasehold improvements	264,646	261,546
Total at cost	1,588,074	1,537,527
Less: accumulated depreciation	(1,376,669)	(1,345,250)
Property and equipment, net	$ 211,405	$ 192,277

Depreciation expense charged to operations for the years ended December 31, 2025 and 2024 amounted to $82,947 and $66,384, respectively.

3. Prepaid expenses and other current assets:

As of December 31, 2025 and 2024, prepaid expenses and other current assets consist of the following:

	2025	2024
Prepaid insurance	$ 126,258	$ 108,878
Prepaid expenses	21,134	17,561
Deposits with vendors	89,264	151,981
Accounts receivable factoring escrow	628	28,112
Miscellaneous receivables	28,341	2,990
Total prepaid expenses and other current assets	$ 265,625	$ 309,522

4. Deposits:

Deposits consist of the following as of December 31:

	2025	2024
Facility lease security deposits	$ 35,894	$ 35,894

5. Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following as of December 31:

	2025	2024
Accrued expenses:		
Professional fees	$ 30,263	$ 320,782
Regulatory in vivo study	244,703	0
License & royalties payable	525,104	12,722
Payroll and payroll taxes	7,886	7,674
Interest on aged vendor accounts payable	116,126	0
Interest on related party notes	2,866,660	2,433,012
Accounts receivable factoring payable	33,888	125,275
Total accrued expenses	3,824,630	2,899,465
Accounts payable	3,753,113	4,039,460
Total accounts payable and accrued expenses	$7,577,743	$6,938,925

Notes payable:

During the years ended December 31, 2025 and 2024, the Company financed product liability insurance premiums totaling $114,032 and $91,287, respectively. The monthly payments were $11,796 and $9,498 for 2025 and 2024 and at annual interest rates of 7.4% and 8.7%, respectively. As of December 31, 2025 and 2024, the balance of this note payable was $80,560 and $64,593, respectively.

6. Research and development costs:

Expenditures for research activities relating to product development and improvements are charged to expense as incurred. Costs associated with research and development for the years ended December 31, 2025 and 2024 were $5,398,741 and $5,569,929, respectively.

7. Commitments and contingencies:

Facility lease:

On October 28, 2014, the Company entered into a five-year operating lease for an 8,827 square feet facility in Allendale, New Jersey. The first lease modification expired on December 31, 2021. On January 27, 2023, the Company entered into the second lease modification, which adds 13,743 square feet to the existing space of 8,827 square feet, totaling 22,570 of rentable square feet. The lease term begins January 1, 2023 and ends December 31, 2026. Effective January 1, 2023, the estimated additional rental charge for the aggregate space is $4.30 per square foot or $8,086 per month. The lease provides an option to extend the lease for an additional five year period starting January 1, 2027 to December 31, 2031 subject to a rent fair market appraisal. The monthly base rent escalates during the lease term as follows:

During 2023, the Company incurred a proportionate share allocable of 51.2% for additional charges for insurance, taxes and other repairs to the entire premises. In addition, the Company pays 4% of the annual base rent for management fees for the operation of the building. The estimated additional rental charged in 2025 amounts to $5.56 per square foot or $12,345 per month.

Base rent period	Monthly amount
January 1, 2022 – April 30, 2022	$ 9,563
May 1, 2022 – December 31, 2022	$ 24,451
January 1, 2023 – December 31, 2023	$ 25,184
January 1, 2024 – December 31, 2024	$ 25,937
January 1, 2025 – December 31, 2025	$ 26,708
January 1, 2026 – December 31, 2026	$ 27,517

Utilizing the Company's incremental borrowing rate of 6%, the ROU assets net of amortization amounted to $289,114 and $595,590 as of December 31, 2025 and 2024, respectively. The remaining lease term is one (1) year. Lease liabilities related to the leased office are $319,713 and $629,847 for the years ended December 31, 2025 and 2024, respectively, and consist of the following:

	2025	2024
Current	$ 319,713	$ 291,743
Non-current	0	338,104
	$ 319,713	$ 629,847

7. Commitments and contingencies: (continued)

    License and royalty fees:

The Company entered into two license agreements for exclusive use of patent rights and non-exclusive use of know-how related to citrate-based polymer technologies for the commercial development, production, manufacture, use and sale of resultant human or veterinary musculoskeletal products and services. The licenses list the various patents, patent number, dates and institutions or inventors. These agreements stipulate conditions to use the exclusive licenses and anticipate that the Company will meet certain milestones. The license and royalty fees are based on achieving these milestones and/or include a time limitation. Both agreements also have a 1% transaction fee earned by each licensor party in the event of a Company liquidation or initial public offering event. The summaries for the major agreement provisions are as follows:

On January 28, 2015, the Company entered into a license agreement and paid $150,000 of patent reimbursement fees as stated in the agreement. The agreement includes royalties of 4% applied to net sales of licensed product and services to be paid through the later of either the last patent expiration date, or ten years from the date of the first sale. In the event no licensed product or services are generated by the patent rights, the Company is expected to pay royalties of 2% of net sales for ten years from the date of the first sale. The license agreement was amended, for financial consideration, on March 8, 2017 and again on April 30, 2020 and January 2023 to clarify fields of use definition and to update performance milestones. The dates were extended for further consideration, and the Company met the 2021 performance milestone dates.

The Company has continued to reimburse the licensor for patent costs and paid the following agreement fees:

Years ended December 31,	Amount
2024	$ 56,661
2025	$ 106,333

On the agreement anniversary date for the remaining life of the agreement, the Company shall pay an annual license maintenance fee of $30,000 that can be offset against any royalties due. The Company amended the license agreement effective January 6, 2023 and paid $15,000 and an additional $5,000 option agreement fee. On June 2, 2025, a settlement agreement was executed regarding the different interpretation of the sublicense definition and triggering of fees due the licensor. As a result, the sublicense definition was further clarified to avoid issues in the future and the Company agreed to pay twenty five percent (25%) of the fees received from a third party distribution agreement which equates to $1,500,000. At December 31, 2025, the Company accrued and expensed $500,00 of the settlement due June 30, 2026 and will amortize and accrue the remaining $1,000,000 over the months preceding the due date of December 31, 2027.

7. Commitments and contingencies: (continued)

   License and royalty fees: (continued)

   On March 1, 2015, the Company entered into a second license agreement for certain exclusive use of patent rights related to citrate polymer technologies and paid a license fee of $150,000 and patent reimbursement amounts of $90,000 during 2015. The agreement includes royalties of 4.5% applied to net sales of licensed product and services to be paid through the later of either the last patent expiration date, or ten years from the date of the first sale. In the event no licensed product or services are generated by the patent rights, the Company is expected to pay royalties of 2.25% of net sales for ten years from the date of the first sale.

   Royalty percentages can be reduced up to 50% if the Company is required to pay royalties to a third party for any citrate-based polymer technologies. The license agreement was amended, for financial consideration, on September 6, 2019 and again on November 23, 2020 to clarify fields of use definition and to update performance milestones.

   The Company has continued to reimburse the licensor for patent costs and paid the following agreement fees:

Years ended December 31,	Amount
2024	$ 60,000
2025	$ 76,981

   The Company must pay minimum royalties of $60,000 for the remaining calendar years of the agreement.

   The Company entered into a third license agreement on March 14, 2022 for exclusive worldwide use of patent rights and know-how related to thermoset polymer 3D printing technology for the commercial development, production, manufacture, use and sale of resultant human or veterinary musculoskeletal products and services. The minimum annual license fee was $5,000 and it increased to $15,000 when a patent was granted in 2025. The agreement includes the reimbursement of patent costs. The agreement includes royalties of 2% applied to net sales of licensed product and services to be paid through ten years from the date of the agreement. In the event no licensed product or services are generated by the patent rights, the Company is expected to pay royalties of 1% of net sales for ten years from the date of the agreement. If the Company meets the agreement milestones, the Company has the right of first refusal to negotiate a ten-year term extension.

   The Company has continued to reimburse the licensor for patent costs and paid the following agreement fees:

Years ended December 31,	Amount
2024	$ 11,466
2025	$ 12,365

8. Income taxes:

   Deferred income taxes are provided for temporary differences in reporting assets and liabilities for income tax and financial accounting purposes. The principal temporary differences arise from federal and state net operating loss carryforwards (NOL), accruals that are not deductible until paid, reserves for doubtful accounts, and different methods of depreciation for financial statement purposes versus tax purposes, and research and development expenses that must be amortized for federal tax purposes beginning in 2022.

   During 2024, the Company's total research and development (R&D) expenses of $3,907,960 and were capitalized and will be amortized over five (5) years for federal tax purposes. The 2025 tax return and related calculation were extended and have not been completed. The Company has recorded a valuation allowance to reduce net deferred tax assets to the amount expected to be realized.

   As of December 31, 2024, the components of the deferred tax assets are as follows:

	Federal	State	Total
Deferred tax assets from NOL	$ 8,856,000	$ 1,232,000	$10,088,000
Deferred tax assets from stock option plan	634,000	272,000	906,000
Deferred tax assets from shareholder loan interest	520,000	223,000	743,000
Deferred tax asset (liability) from depreciation	(15,000)	7,000	(8,000)
Deferred tax asset from R&D amortization	258,000	0	258,000
Less: valuation allowance	(10,253,000)	(1,734,000)	(11,987,000)
Net deferred tax asset	$ 0	$ 0	$ 0

   Based on management's assumptions, the valuation allowance is consistent with prior periods and is reserved at 100% of the net deferred tax benefits as of December 31 2024. The valuation allowance for the deferred tax assets at December 31, 2024 amounts to $11,987,000 The net change in the valuation allowance during the year ended December 31, 2024 was $(1,358,000).

   The provision for income taxes for the years ended December 31, 2024 and 2023 consists of the following components:

	2025	2024
Provision for income taxes:		
Current:		
Federal	$ 0	$ 0
State	2,000	2,000
State (over) under accruals	0	0
Deferred net of allowance:		
Federal	0	0
State	0	0
Total provision for income taxes:	$ 2,000	$ 2,000

8. Income taxes: (continued)

The provision for income taxes differs from taxes at statutory rates primarily due to the valuation allowance of net deferred tax benefits. For the year ended December 2024, the Company's federal deferred tax provision for temporary differences uses the enacted tax rates of 21% federal and 9% for New Jersey.

The net operating loss (NOL) available to offset future taxable income is approximately $42,169,000 for federal purposes and $13,686,000 for state purposes and expires as follows:

	Federal	State
2033	$ 42,000	$ 0
2034	1,422,000	0
2035	5,301,000	0
2036	4,756,000	0
2037	5,726,000	0
2038	0	0
2039	0	0
2040	0	0
2041	0	0
2042	0	2,207,000
2043	0	6,022,000
2044	0	5,457,000
No expiration (2018 NOL)	6,143,000	0
No expiration (2019 NOL)	6,297,000	0
No expiration (2020 NOL)	1,017,000	0
No expiration (2021 NOL)	3,039,000	0
No expiration (2023 NOL)	1,985,000	0
No expiration (2023 NOL)	3,277,000	0
No expiration (2024 NOL)	3,164,000	0
	$42,169,000	$13,686,000

Under a joint program of the New Jersey Economic Development Authority and the State of New Jersey, a corporation that meets certain criteria may qualify to sell its unused New Jersey net operating loss carryforwards and research and development tax credits. The gross proceeds of such sales were recorded as other income in the tax year in which the net operating loss and tax credits were sold. For the years ended December 31, 2025 and 2024, the gross proceeds from the sale of the 2023 state net operating loss (NOL) of $8,228,986 and the 2022 state net operating loss (NOL) of $2,030,467 amounted to $740,609 and $182,742, respectively. The Company received, after fees, net proceeds of $670,251 and $165,838, respectively. As a result, the state net operating loss amounts are no longer available to be applied in future years.

9. Related party transactions:

Affiliate notes payable:

The Company has an agreement with Citrate Innovations, LLC (CI), an affiliated entity by common ownership. The Company entered into promissory note agreements on May 7, 2019 for $500,000 and on September 11, 2019 for $200,000. The terms of the agreements have been amended and the two notes currently carry an 8% interest charge with a maturity date of Jine 30. 2026.

As of December 31, 2025 and 2024, the interest payable to its affiliate is $393,734 and $352,734, respectively. Interest paid in 2025 was $15,000.

The interest expense from the affiliate notes payable during the years ended December 31, 2025 and 2024 was $56,000 and $56,153, respectively.

Affiliate sub-license agreement:

As of April 30, 2020, the Company has a restated collaborative agreement with New Generation Devices, Inc. (NGD) to earn potential license fees and royalties on product development utilizing the same materials for the purpose of selling and manufacturing in the field specific to veterinary orthopedic application. Effective January 1, 2020, a 5% royalty applies to annual product sales manufactured by NGD from materials supplied by the Company. In order to complete a three-year product development plan, on February 27, 2020, the Company received prepaid royalty payment of $100,000 and received a license fee payment of $50,000 as per the agreement. By letter of assignment executed September 25, 2020 with the Company, the agreement was assigned by NGD to Citrate Innovations, LLC. During 2023, NGD was sold to a third-party and as a result, a license fee of $200,000 was received by the Company. As of December 31, 2025 and 2024, the balances of royalty advances received were $100,000.

Shareholder notes payable:

Demand and secured promissory notes:

The Company authorized the periodic issuance of promissory notes due on demand to shareholders for the purpose of providing financing for the Company's business operations.

During 2024, the Company issued additional demand promissory notes totaling $625,000 and secured promissory notes totaling $620,000, subject to an interest rate of 8%. On November 15, 2024, the principal amount of demand promissory notes totaling $1,995,000 was converted into 277,084 shares of Series A preferred stock of the Company. The note conversion agreements provide that the interest on these converted promissory notes stopped accruing interest effective November 15, 2024 which as of December 31, 2024 the accrued interest payable on the converted promissory notes totals $475,476. The holders of the promissory notes were also required to execute as of November 15, 2024 stock purchase agreements, voting agreements and investors' rights agreements related to the Series A preferred stock. The stock purchase agreements provide that the Company agrees to sell and issue to the purchaser of Series A preferred stock $0.01 par value per share at a purchase price of $7.20 per share.

9. Related party transactions: (continued)
    Shareholder notes payable: (continued)
       Demand and secured promissory notes: (continued)
          During 2025, the Company issued additional demand promissory notes totaling $2,031,500 and secured promissory notes totaling $400,00, subject to an interest rate of 8%, and made demand note principal payments of $440,000.

          The interest expense from the demand notes during the years ended December 31, 2025 and 2024 amounted to $418,133 and $518,996, respectively. As of December 31, 2025 and 2024, the interest payable on shareholders notes payable is $2,476,762 and $2,433,012, respectively.

10. Common stock:
    The Company initially authorized 10,000,000 shares of common stock and has issued 4,050,951 shares of common stock to date. In 2025, 20,000 shares under option were exercised by employees and no common stock activity occurred in 2024. The average price paid per share outstanding is $6.87. The Company's common stock has a par value of $0.01 and the last non-option exercise sale price was $12 per share. As of the date of this report, there were no cancellation events.

    In November 2023, the Company amended and restated their certificate of incorporation. The Company increased the authorized capital to 15,000,000 shares of capital stock, which includes 11,914,056 of common stock, par value $.01 per share and 3,085,944 are shares of series A Preferred stock, par value $.01 per share. In July 2025, the Company amended and restated their certificate of incorporation to increase authorized capital to 16,250,000 shares of capital stock, which includes 11,914,056 shares of common stock, par value $.01 per share and 4,335,944 shares of series A Preferred stock, par value $.01 per share.

11. Preferred stock:
    The holders of the preferred stock are entitled to certain preferences regarding distributions, conversion to common stock, or in the event of liquidation.

    During 2024, the Company sold $2,225,000 of Series A preferred stock or 309,027 shares. An additional $1,995,000 of Series A preferred stock or 227,084 shares were also issued as part of a debt conversion as noted in Note 9.

    During 2025, the Company sold $4,297,754 of Series A preferred stock or 601,008 shares. The Company utilized a crowd funding platform, under the SEC Regulation CF guidelines, to raise $447,754, or 66,284 shares of the total amount.

    The Company has issued 3,350,390 shares of Series A preferred stock of which 1,816,049 shares were issued related to a convertible debt conversion with a conversion discount feature, 277,084 shares were from a shareholder debt conversion at no discount and 1,257,257 shares were sold. The average price per share outstanding is $6.41.

12. Stock option and restricted stock plan:

Under the terms of the Company's Stock Plan, dated May 22, 2015, and amended as January 8, 2021, the Company was authorized to grant options and grant stock under the 2015 stock option and 2015 restricted stock plan (RSU) to acquire or award up to 1,051,800 shares of its common stock.

Stock options granted under the 2015 Stock Plan may issue either a non-qualified stock option (NQSO) or an incentive stock option (ISO) and terminate no more than ten (10) years after grant and vest over periods set by the Company's board of directors. Typically, options granted to new employees or consultants vest over a five (5) year period, vesting with respect to 20% of the shares when the employee completes twelve (12) months of continuous service as an employee of the Company. Options granted to continuing consultants typically also vest over a five (5) year period, vesting when the consultant completes each month of continuous service over a time period and the remaining vesting percentages are based on reaching performances measures. The Plan assumes these performance goals applicable to the consultants will be achieved and the outcomes are probable. The award vests when these goals are met and substantially complete.

Under the provision of the Plans, the exercise price of each option is determined by the Company's board of directors or by a committee appointed by the board of directors. A summary of the status of stock options (nonqualified stock options (NQSO)) issued pursuant to the Plans are as follows:

The Company has determined the fair value of the Company's common stock based on the market approach and income approach. To support the valuations, the Company utilized public guideline companies, management cash flow projections and other assumptions to derive the enterprise value. The Company then derived the estimated fair value of each class of stock, taking into consideration the rights and preferences of each instrument based on an option pricing method.

Stock based compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the substantive vesting period. The Company includes employees and non-employee consultants in the awards granted and both groups share the same fair value model. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment. The Company's stock compensation costs primarily relate to awards of stock options (NQSO's) and restricted stock units (RSU's).

13. Pension plan:

The Company maintains a contributory 401(k) retirement plan. This plan, which covers substantially all employees, allows employees to defer and deposit a percentage of their compensation into the plan. Contributions to the Plan by the Company are at the discretion of management. There were no Company contributions during the years ended December 31, 2025 and 2024.

14. Concentrations:

During the years ended December 31, 2025 and 2024, revenue, accounts receivable, and the Company's inventory held for sale is primarily from one customer under a distribution agreement. The accounts receivable at December 31, 2025 in the amount of $4,878 was collected in full during 2025.

15. Revenue from sales, fees and milestone payments received:

The Company recognizes product revenue when control over the finished goods transfers to its customers, which generally occurs upon shipment to, or receipt at, customers' locations, as determined by the specific terms of the contract.

In the normal course of business, the Company does not accept product returns unless the item is defective as manufactured.

In December 2018, the Company entered into a distribution agreement with a third party to supply the first product with a FDA 510(k) clearance to market. For the years ended December 31, 2025 and 2024, the Company received $0 and $0, respectively, in revenue from this third party after achieving certain milestones called for under the agreement.

During the years ended December 31, 2025 and 2024, the following is a disaggregation of revenues:

	2025	2024
Sales of product	$2,764,358	$5,280,992
Milestone payment received	$ 0	$ 0
License fee	0	0
Total revenues from fees and milestone payments	$	$ 0
Total revenues	$2,764,358	$5,280,992

The Company believes that this method provides a good faith depiction of the transfers of goods and services over the term of performance obligations based on the inputs needed to satisfy the obligations.

For the years ended December 31, 2025 and 2024, the Company recognized revenues of $2,764,358 and $5,280,992, respectively, from goods and services that transfer to the customer at a point in time.

16. Subsequent events:
The Company sold 96,027 shares of Series A preferred stock for $684,354 in January and February 2026 to new and existing shareholders.



ACUITIVE
TECHNOLOGIES

I, Michael McCarthy, the Chief Executive Officer (Principal Executive Officer) of Acuitive Technologies, Inc., hereby certify that the financial statements of Acuitive Technologies, Inc. and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our 2024 federal income tax return. Acuitive Technologies filed a 2025 tax extension and has not yet filed our 2025 federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2026.

______________ (Signature)
Michael McCarthy

Chief Executive Officer
April 28, 2026

50 Commerce Drive, Allendale, NJ 07401
50 Commerce Drive | Allendale, NJ 07401 | 201-661-2680